UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. _)




                          SJNB FINANCIAL CORP
                          (Name of Issuer)

                      Common Stock, no par value
                     (Title of Class of Securities)

                              784273104
                           (CUSIP Number)

                          Charles J. Moore
                           The Banc Funds
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          January 28, 1997
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


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



CUSIP No.  784273104


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]`
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      16,405 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         16,405 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    16,405 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.7%

14  Type of Reporting Person*
    PN



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



CUSIP No.  784273104


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      50,286 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         50,286 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    50,286 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.0%

14  Type of Reporting Person*
    PN

CUSIP No.  784273104


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                       17,728 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         17,728 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    17,728 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.7%

14  Type of Reporting Person*
    PN

CUSIP No.  784273104


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                               7 Sole Voting Power
Number of                      59,621 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         59,621 shares
  With
                           10 Shared Dispositive Power
                                        0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    59,621 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.4%

14  Type of Reporting Person*
    PN

   This statement relates to the Common Stock, no par value ("Common Stock"), of SJNB Financial Corp. ("SJNB"). The address of the principal executive offices of SJNB is One North Market Street, San Jose, California 95113.

Item 2.   Identity and Background


  (a) This statement is filed by Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, and Banc Fund IV Trust ("T IV"). The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (b) The general partner of BF III is MidBanc III L.P. ("MidBanc III"), an Illinois limited partnership, whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), an Illinois limited partnership, whose principal business is to be a general partner of BF IV.

  (c) The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), an Illinois corporation, whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), an Illinois corporation, whose principal business is to be a general partner of MidBanc IV.

  (d) The executive officers and directors of Management III and IV are the same and are composed of:


     Name and                                     Offices in
Present Principal                                 Management
    Occupation                                    III and IV
-----------------                               ---------------

John A. Wing                                    Vice President
Chairman and Chief Executive Officer             and Director
ABN AMRO Chicago Corporation

Wilbert A. Thiel                                Treasurer and
President/Treasurer,                               Director
Chief Operating Officer and Director,
ABN AMRO Chicago Corporation

Perry L. Taylor, Jr.                            Secretary and
Executive Vice President, Secretary,               Director
General Counsel ABN AMRO Chicago Corporation

Charles J. Moore                                President and
Manager, BF III, T III,                            Director
BF IV, and T IV


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



  ABN AMRO Chicago Corporation is an investment services firm and is registered as a broker/dealer in securities.

  (e) The sole stockholder of BF III, IV and ABN AMRO Chicago Corporation is ABN AMRO Capital Markets Holding, Inc.

  (f) The investment manager of T III and T IV is ABN AMRO Chicago Corporation.

  (g) The address of the principal business and principal office of BF III, T III, BF IV, T IV, MidBanc III, MidBanc IV, Management III, Management IV, and ABN AMRO Chicago Corporation and the business address of each of the persons named in paragraph (d) is 208 S. LaSalle Street, Chicago, IL 60604.

  (h) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (i) Each of the persons named in paragraphs (d) and (g) is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $2,709,168 from the capital of the Funds has been used in making purchases of 144,040 shares of Common Stock of SJNB.


Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of SJNB reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of SJNB or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.


Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 144,040 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 5.7% of the Common Stock of SJNB outstanding as of January 28, 1997. Of said shares, 16,405 shares of Common Stock are beneficially owned by BF III (.7% of the outstanding shares), while 50,286 shares of Common Stock are beneficially owned by T III (2.0% of the outstanding shares), while 17,728 shares of Common Stock are beneficially owned by BF IV (0.7% of the outstanding shares), and 59,621 shares of Common Stock are beneficially owned by T IV (2.4% of the outstanding shares).

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



To the best knowledge and belief of the Funds, no securities of SJNB are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of
Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Fund.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above.

  (c) On January 28, 1997, the Funds' ownership of shares of Common Stock of SJNB increased to more than 5% of the adjusted outstanding shares of said class. The Funds have purchased and sold Common Shares on the open market as described in the table below:

BF III Purchases:
             Dollar         Number   Cost per
Date         Amount       of Shares   Share
----        -------       ---------   ------
12/06/96   $21,964.00       1156      19.000
12/10/96    18,573.00        984      18.875
01/08/97    54,794.13       2903      18.875
01/10/97    12,844.00        676      19.000
01/16/97    20,172.71       1070      18.853
01/28/97    45,558.50       2236      20.375

T III Purchases:
              Dollar         Number   Cost per
Date          Amount       of Shares   Share
----         -------       ---------   ------

12/06/96   $ 67,336.00      3544      19.000
12/10/96     56,927.00      3016      18.875
01/08/97    167,930.88      8897      18.875
01/10/97     39,406.00      2074      19.000
01/16/97     61,837.84      3280      18.853
01/28/97    139,670.62      6855      20.375


BF IV Purchases:
              Dollar         Number   Cost per
Date          Amount       of Shares   Share
----         -------       ---------   ------

12/06/96   $23,085.00      1215      19.000
12/18/96     8,644.75       458      18.875
12/18/96     7,961.00       419      19.000
01/08/97    62,212.00      3296      18.875
01/10/97    14,630.00       770      19.000
01/16/97    18,796.44       997      18.853
01/28/97    50,937.50      2500      20.375


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



T IV Purchases:
              Dollar         Number   Cost per
Date          Amount       of Shares   Share
----         -------       ---------   ------

12/06/96    $ 77,615.00      4085      19.000
12/18/96      29,105.25      1542      18.875
12/18/96      26,771.00      1409      19.000
01/08/97     209,210.50     11084      18.875
01/10/97      49,210.00      2590      19.000
01/16/97      63,214.11      3353      18.853
01/28/97     171,333.37      8409      20.375


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None


Item 7.  Material to be filed as exhibits.

                          None


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 1997


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President



BANK FUND III TRUST
By ABN AMRO CHICAGO CORPORATION,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, Senior Vice President




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



BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By ABN AMRO CHICAGO CORPORATION,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, Senior Vice President


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